UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Insperity, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

45778Q107
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVEN WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,335,976
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,335,976
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,986,958
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,986,958
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,986,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 444,820
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 444,820
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 241,324
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 241,324
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 241,324
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 241,324
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 241,324
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 241,324
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,335,976
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,335,976
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,335,976
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,335,976
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,335,976
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,335,976
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,335,976
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,335,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,335,976
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,335,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,945
	8	SHARED VOTING POWER 3,335,976
	9	SOLE DISPOSITIVE POWER 1,945
	10	SHARED DISPOSITIVE POWER 3,335,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,337,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON JOHN MORPHY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON MICHAEL F. SHEA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45778Q107

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to read as follows:

In connection with the Agreement defined and described in Item 4 below, Messrs. Morphy and Shea are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 4. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to read as follows:

The 1,945 Shares beneficially owned by Mr. Feld, which include Shares of restricted stock that vest within 60 days hereof, were granted to Mr. Feld by the Issuer in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 18, 2016, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into an agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”), which, except as otherwise set forth in the Agreement, supersedes and replaces the initial agreement between Starboard and the Issuer, dated March 21, 2015 (the “Initial Agreement”), pursuant to which Peter A. Feld and Michelle McKenna-Doyle (collectively with Norman R. Sorenson, the “Initial Directors”) were appointed to the Board as Class I directors with terms expiring at the Issuer’s 2017 annual meeting of stockholders (the “2017 Annual Meeting”) and Mr. Sorensen was appointed to the Board as a Class II director with a term expiring at the Issuer’s 2018 annual meeting of stockholders (the “2018 Annual Meeting”). The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed, among other things, to: (i) appoint John Morphy as a Class III director (the “First New Independent Director”) with a term expiring at the 2016 annual meeting of stockholders (the “2016 Annual Meeting”) and set the size of the Board at ten (10) members; (ii) commence a search for one (1) new independent director (the “Second New Independent Director” and together with the First New Independent Director, the “New Independent Directors”) to be appointed to the Board as a Class II director with a term expiring at the 2018 Annual Meeting and retain a nationally-recognized director search firm to assist with the Nominating and Corporate Governance Committee’s search for such new independent director; (iii) nominate, recommend, support and solicit proxies for the election of the First New Independent Director to the Board at the 2016 Annual Meeting together with the Issuer’s incumbent Class III directors, Michael W. Brown and Richard G. Rawson (collectively, the “Class III directors”); (iv) accept Carol R. Kaufman’s irrevocable letter pursuant to which Ms. Kaufman has agreed to reduce her term of service as a director on the Board and any applicable committee or subcommittee of the Board, to end at the conclusion of the 2017 Annual Meeting, provided that Ms. Kaufman may revoke her letter under certain circumstances; (v) immediately reconstitute the Nominating and Corporate Governance Committee with the following members: Austin P. Young, Mr. Brown, Mr. Feld and Ms. McKenna-Doyle, with the Chairperson to be Ms. McKenna-Doyle and to fix the size of the Nominating and Corporate Governance Committee at four (4) members during the Standstill Period (defined below); (vi) reconstitute the Compensation Committee with the following members: Mr. Brown, Ms. McKenna-Doyle, Mr. Feld and the Second New Independent Director, with the Chairperson to be Mr. Brown, provided that during the Standstill Period, Mr. Feld shall at all times be a member of the Compensation Committee; (vii) reconstitute the Finance, Risk Management and Audit Committee with the following members: Mr. Morphy, Mr. Sorensen, Mr. Young and Ms. Kaufman, with the Chairperson to be Mr. Young; (viii) ensure that during the Standstill Period, each committee of the Board includes at least one of the Initial Directors and the First New Independent Director, subject to meeting certain criteria; (ix) not increase the size of the Board to more than (10) members or seek to change the classes on which the Board members serve, in each case without the prior written consent of Starboard during the Standstill Period; and (x) hold the 2016 Annual Meeting no later than July 8, 2016.

CUSIP NO. 45778Q107

The Agreement also provides that if any of the Initial Directors (or any replacement director) is unable to serve as a director, resigns or is removed as a director prior to the 2017 Annual Meeting, with respect to Mr. Feld and Ms. McKenna-Doyle (or their replacement directors), or the 2018 Annual Meeting, with respect to Mr. Sorenson (or his replacement director) and at such time Starboard beneficially owns in the aggregate at least the lesser of (i) three percent (3.0%) of the Issuer’s then outstanding Shares and (ii) 641,581 Shares (the “Minimum Ownership Threshold”), then Starboard has the ability to recommend a substitute person, who meets certain independence and experience criteria. In addition, the Agreement provides that if any of the New Independent Directors (or any replacement director) is unable to serve as a director, resigns or is removed as a director prior to the 2019 annual meeting of stockholders, with respect to the First New Independent Director, or the 2018 Annual Meeting, with respect to the Second New Independent Director and at such time Starboard meets the Minimum Ownership Threshold, then a replacement director will be appointed in accordance with the same procedures set forth in the Agreement with respect to the appointment of the Second New Independent Director.

Pursuant to the terms of the Agreement, Starboard agreed, among other things: (i) to withdraw its notice of stockholder nomination of individuals for election as directors at the 2016 Annual Meeting submitted to the Issuer on March 12, 2016; (ii) not to nominate any person for election at the 2016 Annual Meeting; (iii) not to submit any proposal for consideration at, or bring any other business before, the 2016 Annual Meeting; (iv) not to initiate, encourage or participate in any “withhold” or similar campaign with respect to the 2016 Annual Meeting; and (v) to appear in person or by proxy at the 2016 Annual Meeting and vote all Shares beneficially owned by it (a) in favor of the election of the Class III Directors, (b) in favor of the ratification of the appointment of Ernst & Young LLP as the Issuer’s independent registered public accounting firm for the fiscal year ending December 31, 2016, and (c) in accordance with the Board’s recommendation with respect to the Issuer’s “say-on-pay” proposal. In addition, Starboard agreed that Mr. Feld’s irrevocable resignation letter submitted in accordance with the terms of the Initial Agreement shall remain in full force and effect, pursuant to which Mr. Feld shall resign from the Board and all applicable committees and subcommittees thereof if at any time Starboard’s aggregate beneficial ownership of the Issuer’s Shares decreases to less than the Minimum Ownership Threshold.

Starboard also agreed to certain customary standstill provisions, effective as of the date of the Agreement through the earlier of (i) fifteen (15) business days prior to the deadline for the submission of stockholder nominations for the 2017 Annual Meeting or (ii) one hundred (100) days prior to the anniversary date of the 2016 Annual Meeting (the “Standstill Period”). The standstill provisions generally prohibit Starboard from taking specified actions with respect to the Issuer and its securities, including, among others: (i) soliciting or participating in the solicitation of proxies; (ii) joining any “group” or becoming party to any voting arrangement or agreement; (iii) seeking or encouraging others to submit nominations for election or removal of directors; (iv) making stockholder proposals or offers with respect to mergers, acquisitions and other business combinations; or (v) seeking board representation other than as provided in the Agreement.

CUSIP NO. 45778Q107

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 21,386,048 Shares outstanding as of April 25, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2016.

A.	Starboard V&O Fund

(a)	As of the date hereof, Starboard V&O Fund beneficially owned 1,986,958 Shares.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 1,986,958
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,986,958
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares during the past sixty days.

B.	Starboard S LLC

(a)	As of the date hereof, Starboard S LLC beneficially owned 444,820 Shares.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 444,820
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 444,820
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares during the past sixty days.

C.	Starboard C LP

(a)	As of the date hereof, Starboard C LP beneficially owned 241,324 Shares.

Percentage: 1.1%

CUSIP NO. 45778Q107

(b)	1. Sole power to vote or direct vote: 241,324
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 241,324
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in the Shares during the past sixty days.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 241,324 shares owned by Starboard C LP.

Percentage: 1.1%

(b)	1. Sole power to vote or direct vote: 241,324
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 241,324
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 241,324 shares owned by Starboard C LP.

Percentage: 1.1%

(b)	1. Sole power to vote or direct vote: 241,324
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 241,324
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days.

F.	Starboard Value LP

(a)
As of the date hereof, 662,874 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 1,986,958 Shares owned by Starboard V&O Fund, (ii) 444,820 Shares owned by Starboard S LLC, (iii) 241,324 Shares owned by Starboard C LP and (iv) 662,874 Shares held in the Starboard Value LP Account.

Percentage: Approximately 15.6%

(b)	1. Sole power to vote or direct vote: 3,335,976
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,335,976
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 45778Q107

(c)	Starboard Value LP has not entered into any transactions in the Shares during the past sixty days.

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,986,958 Shares owned by Starboard V&O Fund, (ii) 444,820 Shares owned by Starboard S LLC, (iii) 241,324 Shares owned by Starboard C LP and (iv) 662,874 Shares held in the Starboard Value LP Account.

Percentage: Approximately 15.6%

(b)	1. Sole power to vote or direct vote: 3,335,976
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,335,976
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,986,958 Shares owned by Starboard V&O Fund, (ii) 444,820 Shares owned by Starboard S LLC, (iii) 241,324 Shares owned by Starboard C LP and (iv) 662,874 Shares held in the Starboard Value LP Account.

Percentage: Approximately 15.6%

(b)	1. Sole power to vote or direct vote: 3,335,976
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,335,976
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days.

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,986,958 Shares owned by Starboard V&O Fund, (ii) 444,820 Shares owned by Starboard S LLC, (iii) 241,324 Shares owned by Starboard C LP and (iv) 662,874 Shares held in the Starboard Value LP Account.

Percentage: Approximately 15.6%

(b)	1. Sole power to vote or direct vote: 3,335,976
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,335,976
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 45778Q107

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days.

J.	Mr. Feld

(a)
As of the date hereof, Mr. Feld beneficially owned 1,945 Shares, which include Shares of restricted stock that vest within 60 days hereof. Mr. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,986,958 Shares owned by Starboard V&O Fund, (ii) 444,820 Shares owned by Starboard S LLC, (iii) 241,324 Shares owned by Starboard C LP and (iv) 662,874 Shares held in the Starboard Value LP Account.

Percentage: Approximately 15.6%

(b)	1. Sole power to vote or direct vote: 1,945
2. Shared power to vote or direct vote: 3,335,976
3. Sole power to dispose or direct the disposition: 1,945
4. Shared power to dispose or direct the disposition: 3,335,976

(c)	Mr. Feld has not entered into any transactions in the Shares during the past sixty days.

K.	Messrs. Smith and Mitchell

(a)
Each of Messrs. Smith and Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,986,958 Shares owned by Starboard V&O Fund, (ii) 444,820 Shares owned by Starboard S LLC, (iii) 241,324 Shares owned by Starboard C LP and (iv) 662,874 Shares held in the Starboard Value LP Account.

Percentage: Approximately 15.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,335,976
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,335,976

(c)	None of Messrs. Smith or Mitchell has entered into any transactions in the Shares during the past sixty days.

L.	Mr. Morphy

(a)	As of the date hereof, Mr. Morphy does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 45778Q107

(c)	Mr. Morphy has not entered into any transactions in the Shares during the past sixty days.

M.	Mr. Shea

(a)	As of the date hereof, Mr. Shea does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Shea has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 18, 2016, Starboard and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On May 18, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 4 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, and Insperity, Inc., dated May 18, 2016.

99.2
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated May 18, 2016.

CUSIP NO. 45778Q107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2016

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
 its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
 its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
 its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
 its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
 its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, John Morphy and Michael F. Shea